UAL Corporation

77 W. Wacker Drive

Chicago, IL 60601

Via EDGAR and Facsimile

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn: Mr. Max A. Webb, Assistant Director

August 16, 2010

UAL Corporation

Registration Statement on Form S-4 (File No. 333-167801)

Dear Mr. Webb:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), UAL Corporation (the “Company”) hereby requests that the effective date of the above referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement, as then amended, becomes effective under the Securities Act by 9:00 a.m., eastern time on August 18, 2010, or as soon thereafter as practicable.

The Company hereby confirms that it is aware of its respective responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as it relates to the proposed offering of the securities specified in the above referenced registration statement. In connection with the foregoing request, the Company further acknowledges that:

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should the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Company’s counsel, Scott Barshay at (212) 474-1009 or George Zobitz at (212) 474-1996, and then send written confirmation to the addressees listed on the cover page of the Registration Statement.

Sincerely,

UAL Corporation

By:	/s/ Thomas J. Sabatino, Jr.
	Name:	Thomas J. Sabatino, Jr.
	Title:	Senior Vice President, General Counsel and Corporate Secretary